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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 19, 2002

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        This Report on Form 6-K contains a press release of Infineon Technologies AG dated November 8, 2002 announcing fiscal year 2002 and fourth quarter results.

News Release/Presseinformation

Infineon Reports Fiscal Year 2002 and Fourth Quarter Results

  •
  Fiscal Year 2002 revenues were Euro 5.21 billion, down 8 percent year-on-year, reflecting the ongoing difficult market environment

  •
  Gained market share in all target markets

  •
  Annual EBIT loss of Euro 1.14 billion mainly due to strong pricing pressure, especially for memory products

  •
  Fourth quarter revenues were Euro 1.38 billion—down 1 percent sequentially, but up by 28 percent year-on-year; fourth quarter EBIT was a loss of Euro 292 million, including exceptional effects of Euro 119 million

  •
  Sequential quarterly revenues increased in all logic business segments, offset by a fourth quarter revenue decrease in memory products

  •
  Strong gross cash position of Euro 2 billion, major improvement of free cash flow year-on-year as well as positive free cash flow in fourth quarter

        Munich, Germany—November 8, 2002—Infineon Technologies AG (FSE/NYSE: IFX), one of the world's leading semiconductor manufacturers, today announced results for its fiscal year 2002, ended September 30, with revenues of Euro 5.21 billion, a decrease of 8 percent from the previous fiscal year. The revenue decrease resulted from the overall sluggish semiconductor market with substantial pricing pressure in all business groups, especially Memory Products. However, Infineon's Automotive & Industrial segment had its best quarterly and annual revenue performance ever. A 16 percent sales increase in memory products year-on-year was achieved with higher production volumes as a consequence of productivity and capacity increases as well as higher bit demand. These achievements were offset by a revenue decline in the communications and chipcard segments mainly due to the dramatic reduced capital spending of global telecommunication carriers, weak demand and strong overall pricing pressure.

        Dr. Ulrich Schumacher, President and CEO of Infineon Technologies AG: "Despite the unexpectedly long continuation of adverse market conditions, we improved revenues in all logic segments sequentially quarter by quarter during fiscal year 2002 and achieved profitability on an operating level in three business groups in the fourth quarter."

        Annual EBIT (earnings before interest and taxes) was a loss of Euro 1.14 billion, compared to a loss of Euro 1.02 billion in the previous year mainly due to the ongoing price pressure in the industry and to decreased demand in the communications and chipcard ICs segments, especially during the first half of the year.

        Net loss amounted to Euro 1.02 billion compared to a net loss of Euro 591 million in the previous year. The net loss includes a non-cash charge of Euro 275 million to establish a deferred tax valuation allowance. The valuation allowance is determined in accordance with US GAAP, whereby factors such as recent losses are given substantially more weight than forecast future profitability. Basic and diluted loss per share for fiscal year 2002 was Euro 1.47, down from a loss per share of Euro 0.92 in 2001.

        Expenditures for Research and Development in fiscal year 2002 totaled Euro 1.06 billion, or 20 percent of sales, reduced from Euro 1.19 billion in the prior fiscal year. This includes acquired in-process research and development charges of Euro 37 million in 2002 and Euro 69 million in 2001. "We continued to invest heavily in R&D and in advanced manufacturing technology in order to maintain our innovative capabilities and our position as a technology leader," said Dr. Schumacher.

        SG&A expenses totaled Euro 643 million or 12 percent of total revenues, compared to Euro 786 million or 14 percent of total revenues in the prior year. The decrease of SG&A expenses is mainly due to successful implementation of Infineon's "Impact' cost reduction program.

        Infineon's strategic investments in advanced logic capacities and in the successful transition to more productive 300mm manufacturing have helped the company to significantly improve its cost position. In addition, Infineon's new manufacturing alliances will enable the company to further increase its manufacturing capacities while reducing the required level of capital expenditures through strategic partnerships.

        In fiscal 2002, Infineon's free cash flow, the amount of net cash provided by operating activities reduced by net cash used in investing activities and excluding the effect of marketable securities, significantly improved to Euro -360 million from Euro -1.99 billion in fiscal year 2001. This was mainly due to a major reduction of capital expenditures to Euro 643 million, down from Euro 2.28 billion in fiscal year 2001. The net cash provided by operating activities improved to Euro 237 million from Euro 211 million in the previous fiscal year.

        Infineon's gross cash position, representing cash and cash equivalents, marketable securities and restricted cash, amounted to Euro 2 billion, up from Euro 936 million at the end of fiscal year 2001.

        "The successful implementation of our cost cutting program "Impact" resulted in more than Euro 2 billion cash savings since June 2001. Consequently we improved our free cash flow and gross cash position. This provides us with a solid financial foundation as well as sufficient flexibility to maintain our competitive market position," commented Dr. Schumacher.

        Revenues outside Europe constituted 54 percent of total revenues, up from 47 percent in the previous year. The revenue increase outside Europe reflects the success of Infineon's strategic goal of increasing the global spread of its business, with an increase in market share in North America and in Asia including Japan. As of September 30, 2002, Infineon had approximately 30,400 employees worldwide, including about 5,400 engaged in research and development.

Fourth Quarter 2002 Results

        Total revenues for the fourth quarter were Euro 1.38 billion, down 1 percent sequentially, but up 28 percent compared to the fourth quarter of 2001. EBIT for the fourth quarter was a loss of Euro 292 million, compared to a loss of Euro 107 million for the previous quarter, mainly due to price-related losses in the Memory Products group. The fourth quarter 2002 EBIT loss also reflects inventory write-downs of Euro 68 million, acquisition related expenses of Euro 47 million and other net charges of Euro 4 million totaling Euro 119 million. The fourth quarter 2001 EBIT loss also reflected inventory write- downs of Euro 142 million, acquisition related expenses of Euro 67 million and other net charges of Euro 87 million totaling Euro 296 million. Net loss, which includes the impact of a Euro 275 million deferred tax valuation allowance, amounted to Euro 506 million compared to a net loss of Euro 76 million in the previous quarter and a loss of Euro 523 million year-on-year.

Business Group Performance

        The Automotive & Industrial group's fourth quarter revenues reached an all-time high of Euro 321 million, an increase of 4 percent sequentially and of 14 percent year-on-year, mainly driven by stronger sales in power management & supply as well as body & convenience applications. EBIT improved by 27 percent to Euro 38 million compared to Euro 30 million in the previous quarter and by 46 percent compared to the fourth quarter last year.

        In fiscal year 2002, the Automotive & Industrial group reported record sales of Euro 1.20 billion, up 4 percent compared to 2001. Due to strong competition and pricing pressure, EBIT was Euro 111 million, a reduction of 22 percent compared to the last fiscal year.

        The strong quarterly and yearly revenue performance reflect Infineon's leading position in car comfort appliances and power supply for PC motherboards, as well as continuing improvements in productivity. We further established our TriCore microcontroller technology for next generation engine management at leading automotive suppliers, especially in Europe and the US. The automotive group also integrated and restructured the sensors segment to better serve the growth markets for pressure and temperature sensors in automotive applications. In 2001, Infineon further strengthened its leading position and gained market share in automotive semiconductors including car entertainment as the No. 2 worldwide and No. 1 in Europe according to Strategy Analytics.

        Wireline Communications revenues improved slightly to Euro 105 million in the fourth quarter, up 2 percent from the previous quarter, but down 26 percent year-on-year. The sequential revenue increase was due to increased sales of Infineon's VDSL/10BaseS broadband access technology in Asia. EBIT improved to a loss of Euro 44 million from a loss of Euro 49 million in the previous quarter, and improved significantly from a loss of Euro 138 million in the fourth quarter of 2001.

        Revenues for fiscal year 2002 were Euro 386 million, down nearly 50 percent year-on-year, mainly due to the strong deterioration in infrastructure investments by global carriers in traditional telecom and fiber optics products. EBIT amounted to a loss of Euro 245 million, compared to a loss of Euro 93 million in 2001.

        Despite the difficult market environment Infineon strengthened its market position in the overall access market (both traditional and broadband segments) to No. 3 worldwide according to iSuppli and further build-up its market position as the leading vendor of next generation high-speed broadband access technology with major design-wins on ADSL (such as Alcatel) and VDSL/10BaseS in the Asian markets. For VDSL/10BaseS, Infineon positioned itself as the leading supplier with over 70 major vendors using this solution, including Huawei Technologies, ZyXEL, Sumitomo Electric, Allied Telesis KK and Telson.

        Wireless Solutions' fourth quarter revenues were Euro 249 million, up 18 percent from the previous quarter and up 39 percent compared to the fourth quarter of last year. The revenue increase was driven by stronger demand for Bluetooth and Wide Area Wireless (Baseband ICs) products. EBIT amounted to a loss of Euro 29 million, down from a positive EBIT of Euro 2 million in the previous quarter but improved from a loss of Euro 77 million year-on-year. Acquisition related charges of Euro 39 million with regard to the completed acquisition of Ericsson Microelectronics were taken in the fourth quarter of the 2002 financial year. Excluding these charges, quarterly EBIT would have been Euro 10 million.

        Fiscal year 2002 revenues were Euro 874 million, down 9 percent from the previous year. The decrease in revenues was due primarily to lower prices, especially for baseband products. EBIT amounted to a loss of Euro 82 million, compared to a loss of Euro 178 million in the previous fiscal year. This EBIT improvement reflects productivity increases and a shift towards a better product mix.

        Due to the company's leading position in customized wireless solutions, radio frequency ICs and Bluetooth solutions, revenues in this segment improved sequentially over the last 5 quarters. For multimedia phones, based on GPRS and EDGE standards, first engineering samples of S-GOLD, a Baseband Controller with integrated application processor, are available. Infineon has commitment from several tier one customers to use S-GOLD for their next generation mobile phones. In the first half of 2002 Infineon has supplied approximately one third of the world's Bluetooth demand. Infineon further strengthened its market position, particularly in Asia, with more than ten recent design-wins for complete GSM/GPRS mobile solutions.

        Fourth quarter revenues of the Security & Chip Card ICs group were Euro 129 million, an increase of 8 percent from the previous quarter and of 29 percent year-on-year. EBIT amounted to Euro 3 million, improving from a loss of Euro 4 million in the previous quarter and from a loss of Euro 2 million in the fourth quarter of fiscal year 2001.

        For the fiscal year 2002, the Security and Chip Card ICs segment reported revenues of Euro 421 million, down 28 percent compared to 2001. EBIT decreased to a loss of Euro 52 million, compared to earnings of Euro 27 million in fiscal year 2001. The declines in revenues and EBIT reflect overall weak demand and strong pricing pressure, especially for SIM card ICs.

        The continuing improvement of this segment has been mainly driven by improved sales of security controllers used in mobile communications, payment and identification applications. In 2001, Infineon was the worldwide market leader in Chip Card ICs for the fourth consecutive year and has improved its revenue market share to 39 percent according to Dataquest. And the company received the Frost & Sullivan market leadership Award 2002. Furthermore, Infineon strengthened its leading position by involvement in all important identification projects world-wide (e.g. US Department of Defense access card, Hongkong ID, Taiwan healthcare card) and providing the industry's first security solution to fulfill the specifications of the Trusted Computing Platform Alliance.

        The Memory Products group's fourth quarter revenues were Euro 429 million, a decrease of 21 percent sequentially, but an increase of 77 percent with respect to the fourth quarter of last year. EBIT amounted to a loss of Euro 200 million, compared to a loss of Euro 17 million in the previous quarter, but a strong improvement from a loss of Euro 522 million in the fourth quarter of fiscal year 2001. The revenue decline and losses primarily reflect price erosion for SDRAM products. The price decline for standard SDRAM products was partially offset by stronger bit-sales and improved productivity due to the successful ramp-up of 300mm production and conversion to 0.14-micron technology. The quarterly loss included the effect of Euro 55 million of inventory write-downs.

        For fiscal year 2002, the Memory Products group reported revenues of Euro 1.84 billion, up 16 percent from last year. At the same time, the EBIT loss of Euro 616 million showed an improvement from a loss of Euro 931 million in the previous year. The revenue increase and reduced loss reflect higher production volumes as a consequence of productivity and capacity increases as well as increased bit growth volume driven by memory upgrades in the PC and server markets.

        At mid-year 2002, iSuppli ranked Infineon as the world's third largest DRAM supplier. The Memory Products group succeeded in further technological breakthroughs, for example reaching 4,000 wafer starts per week in its 300mm Dresden plant on schedule, validating 512Mbit DDR components and 2GB DDR registered modules by INTEL (1 of 2 suppliers validated) and the start of the volume production of 256M Mobile-RAM increasing penetration of major PDA-manufacturers.

        In the Other operating segment, fourth quarter revenues were Euro 137 million, up 29 percent sequentially and up 6 percent year-on-year. EBIT amounted to a loss of Euro 5 million, compared to earnings of Euro 5 million in the previous quarter. For the financial year 2002, revenues were Euro 434 million, a decrease of 23 percent from fiscal year 2001. EBIT totaled Euro 6 million, down from Euro 188 million in fiscal year 2001, which reflected a gain from the sale of our Image and Video business of Euro 202 million.

Outlook for the first half of fiscal year 2003

        "The market outlook for the coming months shows no clear signs of a sustained improvement in demand yet. We have improved our sequential revenue growth in all logic segments by 25 percent over the last four quarters in a challenging market environment. Currently, we see a stabilization of demand in mobile communications and a moderate development of demand in automotive semiconductors. However, development of demand in our wireline communications and chipcard segments remains uncertain until the end of the second quarter of fiscal year 2003. And we expect continued pricing pressure in all business groups in the months ahead," said Dr. Schumacher.

        In the market for mobile phones, Infineon sees a stabilization of demand, driven primarily by the further proliferation of the current generation of GSM/GPRS mobile handsets.

        Infineon expects an overall positive trend in the market for security and chip card ICs for fiscal year 2003, but a downward market trend until spring of 2003. Growth is expected to take place primarily in payment and identification applications.

        The market for telecom infrastructure is also expected to remain difficult in the first half of fiscal year 2003, due to continuing weak capital expenditures by global carriers. However, the company believes that the broadband access market (ADSL/VDSL) will continue to grow modestly in the current fiscal year, especially in Asia and Japan.

        Worldwide automobile production is expected to stabilize in 2003 with increasing pricing pressure on automotive electronics and automotive semiconductor suppliers. However, Infineon anticipates a moderate growth of its automotive semiconductor business in the current fiscal year based on further increasing electronic content in all automotive applications, the company's strategic customer base, further market penetration in North America and Japan and higher standards for safety as well as body & convenience.

        Despite the current increase in demand and prices for memory products, it is too early to assume a sustained market improvement. Infineon will continue to concentrate on reducing its DRAM manufacturing costs, extending the range of its DRAM product offerings and improving its memory product mix.

        "We believe that our technological lead in 300mm production and the strategic cooperations with our Taiwanese partners will enable us to gain further market share and be among the first to achieve profitable growth upon a recovery in the DRAM market," said Dr. Schumacher.

        "Our ambitious strategic goal is to become one of the top 4 semiconductor companies and double our worldwide market share to 6 percent in the next five years. We expect our growth to come primarily from organic growth, supported by partnerships and strategic acquisitions. We will utilize our strong product and technology portfolios, system know-how and strategic partnerships in order to return to profitability. And we believe that the expansion of our solution business will be a key to the implementation of our strategy over the coming years," commented Dr. Schumacher.

FINANCIAL INFORMATION
According to US GAAP—Unaudited

Consolidated Statements of Operations

	3 months ended			12 months ended
in Euro million
	09/30/2001	06/30/2002	09/30/2002	09/30/2001	09/30/2002

Net sales	1,085	1,404	1,384	5,671	5,207
Cost of goods sold	(1,427)	(1,145)	(1,241)	(4,904)	(4,606)

Gross (loss) profit	(342)	259	143	767	601

Research and development expenses	(344)	(237)	(292)	(1,189)	(1,060)
Selling, general and administrative expenses	(175)	(151)	(163)	(786)	(643)
Restructuring charge	(117)	1	(9)	(117)	(16)
Other operating income, net	21	1	3	200	46

Operating loss	(957)	(127)	(318)	(1,125)	(1,072)

Interest income (expense), net	1	(10)	(8)	(1)	(25)
Equity in (losses) earnings of associated companies	(12)	8	(9)	25	(47)
Gain on associated company share issuance	11	—	18	11	18
Other income (expense), net	76	12	17	65	(41)
Minority interests	5	1	2	6	7

Loss before income taxes	(876)	(116)	(298)	(1,019)	(1,160)

Income tax benefit (expense)	353	40	(208)	428	139

Net loss	(523)	(76)	(506)	(591)	(1,021)

Weighted average of outstanding shares—basic and diluted	684	693	702	641	695

Loss per share—basic and diluted	(0.76)	(0.11)	(0.72)	(0.92)	(1.47)

Regional Sales Development

	12 months ended
Regional sales in %
	09/30/2001	09/30/2002

Germany	31%	26%
Other Europe	22%	20%
America (NAFTA)	22%	23%
Asia / Pacific	23%	29%
Other	2%	2%

Total	100%	100%

Europe	53%	46%

Non-Europe	47%	54%

Segment results

	3 months ended			12 months ended
Net sales in Euro million
	09/30/2001*	09/30/2002	+/- in %	09/30/2001*	09/30/2002	+/- in %

Wireline Communications	141	105	(26)	766	386	(50)
Wireless Solutions	179	249	39	960	874	(9)
Security and Chip Card ICs	100	129	29	588	421	(28)
Automotive and Industrial	282	321	14	1,153	1,201	4
Memory Products	242	429	77	1,588	1,844	16
Other	129	137	6	560	434	(23)
Corporate and reconciliation	12	14	17	56	47	(16)

Infineon consolidated	1,085	1,384	28	5,671	5,207	(8)

	3 months ended			12 months ended
EBIT in Euro million
	09/30/2001*	09/30/2002	+/- in %	09/30/2001*	09/30/2002	+/- in %

Wireline Communications **	(138)	(44)	68	(93)	(245)	(163)
Wireless Solutions***	(77)	(29)	62	(178)	(82)	54
Security and Chip Card ICs	(2)	3	—	27	(52)	—
Automotive and Industrial	26	38	46	143	111	(22)
Memory Products	(522)	(200)	62	(931)	(616)	34
Other	7	(5)	—	188	6	(97)
Corporate and reconciliation	(176)	(55)	69	(180)	(264)	(47)

Infineon consolidated	(882)	(292)	67	(1,024)	(1,142)	(12)

*
Prior period segment results have been reclassified to be consistent with the current period presentation and organizational structure.

**
Includes acquisition related expenses (amortization of acquired intangible assets, goodwill, deferred compensation and in-process R&D) of Euro 67 million and Euro 9 million for the three months ended 09/30/2001 and 09/30/2002, respectively, as well as Euro 111 million for the twelve months ended 09/30/2001 and Euro 40 million for the twelve months ended 09/30/2002.

***
Includes acquisition related expenses (amortization of acquired intangible assets, goodwill, deferred compensation and in-process R&D) of Euro 0 and Euro 39 million for the three months ended

  09/30/2001 and 09/30/2002, respectively, as well as Euro 0 for the twelve months ended 09/30/2001 and Euro 39 million for the twelve months ended 09/30/2002.

	3 months ended
Net sales in Euro million
	06/30/2002	09/30/2002	+/- in %

Wireline Communications	103	105	2
Wireless Solutions	211	249	18
Security and Chip Card ICs	120	129	8
Automotive and Industrial	308	321	4
Memory Products	545	429	(21)
Other	106	137	29
Corporate and reconciliation	11	14	27

Infineon consolidated	1,404	1,384	(1)

	3 months ended
EBIT in Euro million
	06/30/2002	09/30/2002	+/- in %

Wireline Communications *	(49)	(44)	10
Wireless Solutions**	2	(29)	—
Security and Chip Card ICs	(4)	3	175
Automotive and Industrial	30	38	27
Memory Products	(17)	(200)	—
Other	5	(5)	—
Corporate and reconciliation	(74)	(55)	26

Infineon consolidated	(107)	(292)	(173)

*
Includes acquisition related amortisation of Euro 10 million for the 3 months ended 06/30/2002 and Euro 9 million for the 3 months ended 09/30/2002.

**
Includes acquisition related amortisation of Euro 0 for the 3 months ended 06/30/2002 and Euro 39 million for the 3 months ended 09/30/2002.

Consolidated Balance Sheets

in Euro million	09/30/2001	09/30/2002

Assets
Current assets:
Cash and cash equivalents	757	1,199
Marketable securities	93	738
Trade accounts receivable, net	626	758
Inventories	882	891
Deferred income taxes	39	82
Other current assets	479	523

Total current assets	2,876	4,191

Property, plant and equipment, net	5,233	4,491
Long-term investments, net	655	708
Restricted cash	86	70
Deferred income taxes	412	787
Other assets	481	671

Total assets	9,743	10,918

in Euro million	09/30/2001	09/30/2002

Liabilities and shareholders' equity
Current liabilities:
Short-term debt and current maturities	119	120
Trade accounts payable	1,191	1,197
Accrued liabilities	426	508
Deferred income taxes	19	21
Other current liabilities	448	537

Total current liabilities	2,203	2,383

Long-term debt	249	1,710
Deferred income taxes	53	58
Other liabilities	338	609

Total liabilities	2,843	4,760

Total shareholders' equity	6,900	6,158

Total liabilities and shareholders' equity	9,743	10,918

Consolidated Statements of Cash Flows

	3 months ended			12 months ended
in Euro million
	09/30/2001	06/30/2002	09/30/2002	09/30/2001	09/30/2002

Net cash provided by operating activities	97	293	179	211	237

Net cash used in investing activities	(501)	(541)	(120)	(1,813)	(1,244)

Net cash provided by (used in) financing activities	993	(57)	4	1,848	1,449

Net increase (decrease) in cash and cash equivalents	589	(305)	63	246	442

Purchase (sale) of marketable securities	(11)	482	(18)	(392)	647

Free cash flow	(415)	234	41	(1,994)	(360)

Depreciation and amortization	329	332	354	1,122	1,371

Purchases of property, plant and equipment	(569)	(64)	(213)	(2,282)	(643)

Press Conference and Telephone Conference Information

        Infineon Technologies will host a press conference on November 8, 11:00 am Central European Time (CET), 5:00 am Eastern Standard Time (U.S. EST). The company will also conduct a telephone conference with analysts and investors at 9:00 am (U.S. EST), 3:00 p.m. (CET), to discuss operating performance of the fiscal year 2002. A broadcast of both conferences will be available live and for download on Infineon's web site at: http://www.infineon.com

D I S C L A I M E R

        This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon's future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

        Infineon, the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

For the financial and business press	Infineon Technologies AG

INFXX200211.015 e	Corporate Media Relations: Katja Schlendorf Phone: ++49 89 234-26555, Fax: -28482 katja.schlendorf @infineon.com	Corporate Investor Relations: Matthias Poth Phone: ++49 89 234-26655, Fax: -26155 investor.relations@infineon.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: November 19, 2002	By:	/s/ ULRICH SCHUMACHER Dr. Ulrich Schumacher Chairman, President and Chief Executive Officer
	By:	/s/ PETER J. FISCHL Peter J. Fischl Chief Financial Officer

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